UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70779

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 6/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FENNEL FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 Glendon Avenue, 17th Floor
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	212-668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRIAN W. ANSON CPA
(Name – if individual, state last, first, and middle name)

18455 BURBANK BLVD #406	TARZANA	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Steve Manning, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FENNEL FINANCIAL LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Steve Manning

Title: CCO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fennel Financials LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Period July 1, 2025 Through June 30, 2026

Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Fennel Financials, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Fennel Financials, LLC as of June 30, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Fennel Financials, LLC as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fennel Financials, LLC's management. My responsibility is to express an opinion on Fennel Financials, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Fennel Financials, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Fennel Financials, LLC's financial statements. The Supplemental Information is the responsibility of Fennel Financials, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Fennel Financials, LLC's auditor since 2023.

Tarzana, California

September 22, 2026

Statement of Financial Condition
As of June 30, 2026

ASSETS		
Cash	$	18,803
Clearing deposit		125,487
Due from clearing broker		7,701
Securities owned, at fair value		-
Prepaid expenses and other assets		11,931
Intangible asset, net of accumulated amortization of $38,250		4,191
TOTAL ASSETS	$	168,113
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses		68,504
Securities sold, not yet purchased, at fair value		43
Deferred revenue		16,800
TOTAL LIABILITIES	$	85,347
MEMBER'S EQUITY		
Member's Equity	$	82,766
TOTAL MEMBER'S EQUITY		82,766
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	168,113

See accompanying notes to financial statements

Statement of Operations
As of and for the Period July 1, 2025 Through June 30, 2026

REVENUE:		
Subscription revenue	$	585,187
Administrative fees		249,082
Interest income		127
Other income		25,955
Total revenue	$	860,351
OPERATING EXPENSES:		
Clearance fees	$	291,326
Compensation and benefits		707,573
Professional fees		515,055
Technology		502,651
Market data fees		302,941
Occupancy and equipment		24,875
Regulatory		14,689
Travel and entertainment		8,254
Other expenses		28,086
Total expenses	$	2,395,450
NET LOSS	$	(1,535,100)

See accompanying notes to financial statements

Fennel Financials LLC

Statement of Changes in Member's Equity
As of and for the Period July 1, 2025 Through June 30, 2026

		Total Member's Equity
Member's equity, beginning of period	$	256,514
Member's contributions:		
Cash		45,000
Debt forgiveness		1,316,352
Net loss		(1,535,100)
Member's equity, end of period	$	82,766

See accompanying notes to financial statements

Statement of Cash Flows
As of and for the Period July 1, 2025 Through June 30, 2026

OPERATING ACTIVITIES:		
Net loss	$	(1,535,100)
Adjustments to reconcile net loss to netused cash by operating activities:		
Amortization of capitalized software development costs		21,220
Member's non-cash contributions-debt forgiveness		1,316,352
Changes in operating assets and liabilities		
Increase in clearing deposit		(127)
Decrease in due from clearing broker		7,684
Decrease in securities owned, at fair value		14
Decrease in prepaid expenses and other assets		1,661
Increase in intangible asset		-
Increase in accounts payable and accrued expenses		(57,117)
Increase in securities sold, not yet purchased, at fair value		43
Decrease in deferred revenue		(12,637)
Net cash used in operating activities		(258,007)
FINANCING ACTIVITIES:		
Capital contributions		45,000
Net cash provided by financing activities		45,000
NET DECREASE IN CASH		(213,007)
CASH AT BEGINNING OF YEAR		231,810
CASH AT END OF YEAR	$	18,803

SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION:
The Company made no income tax or interest payments during the period.

See accompanying notes to financial statements

Notes to Financial Statements
As of and for the Period July 1, 2025 Through June 30, 2026

1. Organization and Nature of Business

Fennel Financials LLC (The "Company"), incorporated under the laws of the state of Delaware on July 1, 2021 is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective April 6, 2022. The Company does not clear trades nor carry customer accounts. The Company provides a mobile investing application owned by its parent company to its customers to trade securities through its online platform.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account held at a financial institution.

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company has not experienced any losses in such accounts.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Clearing Deposit
The Company, per the terms of its clearing agreement, is required to maintain a minimum restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. At June 30, 2026, the deposit balance was $125,487, as reported on the accompanying statement of financial condition.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal, state and local income taxes.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740, Income Taxes. As of June 30, 2026, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation based upon facts and circumstances.

Amortization of Intangible Assets-Software

The Company includes allocated amortized software costs from its parent as part of compensation expense.

Recent Accounting Pronouncements

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a registered securities broker-dealer, primarily providing access to an online trading application for use by customers. The Company has identified its CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital (see footnote 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The information presented to the CODM is in the same form as it is presented on the accompanying Statement of Income. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant income and expenses of the segment are reported on the accompanying statement of operations.

Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company receives a fixed monthly subscription fee for each active account for use of its online trading platform. The performance obligation is satisfied over time as the Company facilitates the trading of securities for platform subscribers, and revenues are recognized in the periods during which the related services are performed, and the amounts have been contractually earned.

The Company assesses a fixed monthly administration charge to customers for account maintenance. The performance obligation is satisfied over time as the Company provides ongoing support, and revenues are recognized in the periods during which the related services are performed, and the amounts have been contractually earned.

The Company had no contract assets as of June 30, 2026. The Company had deferred revenues of $16,800 and $29,437 as of June 30, 2026 and June 30, 2025, respectively.

3. Capital and Liquidity

The Company might not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the parent company. The parent is committed to continuing to fund the ongoing operations of the Company.

4. Related Party Transactions

The Company has entered into an expense sharing agreement with its parent, Fennel Markets, LLC. The terms of the expense sharing agreement provide that operating expenses paid on behalf of the Company are to be allocated to the Company. The expenses recorded for the period for services provided on behalf of the Company were approximately $1,380,000, comprised of compensation expenses of $793,000, technology charges of $340,000, market data fees of $170,000, professional fees of $27,000, occupancy expenses of $23,000, and other expenses of $27,000.

5. Commitments and Contingent Liabilities

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition. The Company is leasing office space in New York City on a month to month basis.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026, the Company had net capital of $66,225 which was $60,538 in excess of its required net capital of $5,687. The Company's aggregate indebtedness to net capital ratio was 128.81%.

7. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that need to be recognized or disclosed in the financial statements.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2025

MEMBER'S EQUITY	$	82,766
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses and other assets		(16,122)
TENTATIVE NET CAPITAL	$	66,644
HAIRCUTS:		(419)
NET CAPITAL	$	66,225
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	85,304
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,687
Excess net capital	$	60,538
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	57,694
Percentage of aggregate indebtedness to net capital		128.81%

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part II of Form X-17A-5 as of June 30, 2025.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

See accompanying notes to financial statements

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Fennel Financials LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Fennel Financials LLC, Exemption Report in which (1) Fennel Financials LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fennel Financials LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Fennel Financials LLC stated that Fennel Financials LLC met the identified exemption provisions throughout the most recent year ended June 30, 2026 without exception. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15C2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) and that it has not held customer funds or securities of or for its customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ended June 30, 2026, without exception.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about Fennel Financials LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 22, 2026

Fennel Financials LLC Exemption Report

June 30, 2026

Fennel Financials LLC (the “Company”) is a registered broker-dealer subject to Rule 17a-5 as promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this report since the Company’s other business activities contemplated by Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions by providing access to an online investing platform on a subscription basis.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Steve Manning, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Steve Manning

Chief Compliance Officer